GALEM GROUP INC.

3773 Howard Hughes Parkway, Ste. 500S

Las Vegas, NV 89169-6014

Tel.  702-960-0696

Email: galemgroup@gmail.com

May 15, 2019

United States

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and

Commodities

Re: Galem Group Inc.

       Form 10-K for the year ended June 30, 2018

       Filed September 24, 2018

       File No. 333-213608

Galem Group Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the Form 10-K for the year ended June 30, 2018 filed on September 24, 2018 in response to the Commission's comments, dated May 13, 2019 (the "Comment Letter").

In addition to the Amended Form 10-K for the year ended June 30, 2018, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Form 10-K for the year ended June 30, 2018

Item 9A. Controls and Procedures, page 16

1. Please amend your filing to include management's report on internal control over financial reporting as required by Item 308 of Regulation S-K.

We have amended our Form 10-K for the year ended June 30, 2018 to include management's report on internal control over financial reporting as required by Item 308 of Regulation S-K.

Please direct any further comments or questions you may have to the company at galemgroup@gmail.com

Sincerely,

/S/ Emiliya Galfinger

Emiliya Galfinger, President